November 15, 2019

VIA EDGAR AND OVERNIGHT COURIER

Angela Lumley

Rufus Decker

Jonathan Burr

Brigitte Lippmann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AnPac Bio-Medical Science Co., Ltd.
Amendment No.1 to Registration Statement on Form F-1 (File No: 333-234408)
CIK No. 0001786511

Dear Ms. Lumley, Mr. Decker, Mr. Burr and Ms. Lippmann:

On behalf of our client, AnPac Bio-Medical Science Co., Ltd., a company incorporated under the laws of the British Virgin Islands (the “Company”), we are filing herewith the Amendment No.1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated November 12, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 publicly filed with the Commission on October 31, 2019, and two copies of the filed exhibits.

The Company respectfully advises the Staff that it expects to commence the marketing activities in connection with the offering shortly after the date hereof. The Company expects to request effectiveness of the Registration Statement on November 21, 2019 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

* * * *

Securities and Exchange Commission

Registration Statement on F-1 filed October 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Components of Results of Operations

Revenues, page 72

1.

Please retitle the measure you call gross revenue from physical checkup packages, so it is not referred to as being revenue. Also, disclose how the measure is relevant to understanding your results of operations and why it is important to investors.

The Company respectfully advises the Staff that it has taken out disclosure of gross revenue from physical checkup packages on page 73 of the Registration Statement. The Company has also used “gross billing amount” instead to explain the calculation of net revenue from physical checkup packages on page 74 of the Registration Statement.

Unaudited Interim Condensed Financial Statements for the Nine Months Ended September 30, 2019

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2. Summary of Principal Accounting Policies

(f) Unaudited pro forma shareholder’s deficit and loss per share , page F-52

2.

Please present the 1-for-100 share split that occurred on October 31, 2019 retroactively in your financial statements for all periods presented, including any share amounts presented in the forepart of the document, or tell us why your current presentation is appropriate. Refer to SAB Topic 4:C.

The Company respectfully advises the Staff that it has revised disclosure on pages F-4, F-6, F-29, F-40, F-45, F-47 and F-59 in the financial statements and pages 9, 161, 162, II-1 and II-2 in the forepart and Part II of the Registration Statement to retroactively reflect the 1-to-100 share split.

Exhibits

3.	We note that exhibit 5.1 states that the opinion “may not be relied upon by any other person for any purpose.” Please revise. For guidance, see Section II.B.3.d of Staff Legal Bulletin No. 19 (CF).

The Company respectfully advises the Staff that Exhibit 5.1 has been revised according to the Staff’s comment.

4.

Please delete the qualification “[e]xcept as disclosed in the registration statement” in paragraph 5(1) of Exhibit 99.2 and replace this language with a substantive discussion. Additionally, please make clear the extent that this opinion and the risk factors in the registration statement encompass the new Foreign Investment Law that will come into effect in the near future.

The Company respectfully advises the Staff that Exhibit 99.2 has been revised to take out the “[e]xcept as disclosed in the registration statement” qualification. In addition, the Company has added a risk factor on Foreign Investment Law on pages 38 and 39 of the Registration Statement. Exhibit 99.2 has also been revised to include reference to the Foreign Investment Law.

Securities and Exchange Commission

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Dr. Chris Yu, the founder, chairman and chief executive officer of AnPac Bio-Medical Science Co., Ltd., by telephone at +86-21-51085515-888 or via e-mail at chris_yu@anpac.cn, or Pavel Gu, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-21-2228-4063 or via email at pavel.gu@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Dr. Chris Yu, Founder, Chairman and Chief Executive Officer, AnPac Bio-Medical Science Co., Ltd.
Richard A. Friedman, Partner, Sheppard Mullin Richter & Hampton LLP
Stephen A. Cohen, Partner, Sheppard Mullin Richter & Hampton LLP
Pavel Gu, Partner, Ernst & Young Hua Ming LLP

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